

June 2, 2014

Via E-mail
Robert G. McAllister
President and Director
Enertopia Corp.
950-1130 West Pender Street
Vancouver, BC, Canada V6E 4A4

  Re: Enertopia Corp.
     Preliminary Proxy Statement on Schedule 14A
     Filed April 10, 2014
     File No. 000-51866

Dear Mr. McAllister:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Pamela Howell
              for

              John Reynolds
              Assistant Director

cc (via e-mail): William L. Macdonald, Esq.